# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ReShape Lifesciences Inc., CIK 0001427570
CUSIP: 76090R309
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1001 CALLE AMANECER, SAN CLEMENTE, California (CA), 92673
Date of event which requires filing of this statement: 02/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001678165

## Reporting persons
- FirstFire Global Opportunities Fund LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 200,000; shared voting power 0; sole dispositive power 200,000; shared dispositive power 0; aggregate amount beneficially owned 200,000 (6.1% of the class)

## Item 1. Issuer
Name of issuer: ReShape Lifesciences Inc.
Address of issuer's principal executive offices: 1001 CALLE AMANECER, SAN CLEMENTE, CALIFORNIA, 92673

## Item 2. Person Filing
Name of person filing: FIRSTFIRE GLOBAL OPPORTUNITIES FUND LLC
Address of principal business office or, if none, residence: 1040 1st Avenue, STE 190, New York, NY 10022
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 200,000 shares
Percent of class: 6.05%
Sole power to vote or to direct the vote: 200,000 shares
Shared power to vote or to direct the vote: 0 shares
Sole power to dispose or to direct the disposition: 200,000 shares
Shared power to dispose or to direct the disposition: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- FirstFire Global Opportunities Fund LLC: Eli Fireman, Eli Fireman, Managing Member (02/24/2025)